Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 333-255936

Date: September 21, 2021

Bloomberg Daybreak Asia

Start Time: September 20, 2021, [09:09 AM]

Meeting Recording:

https://www.bloomberg.com/news/videos/2021-09-21/moneylion-sees-significant-tailwinds-for-fintech-in-u-s-video

Maria: -look at cryptocurrencies right now, we are seeing them headed down as we continue to see the broader market sell off. Bitcoin headed towards that 100-day moving average, which currently sits around the mid 40,000 levels. With this downturn, we have seen El Salvador's president saying that the country has bought the dip. Again, we had some crypto-related use, including Robin Hood testing a crypto wallet. Our next guest runs MoneyLion, a mobile banking, lending, and investment platform backed by names, including JP Morgan, Nassau Capital, and [unintelligible 00:00:31].

They're planning a cryptocurrency rollout, enabling users to buy and sell digital currencies within the app. MoneyLion is also planning to go public later this week through a SPAC called Fusion Acquisition. Joining us from New York is co-founder and CEO Dee Choubey. Dee, thank you so much for your time today. You are adding crypto trading to your app. Tell us a little bit about how this would work, especially when it comes to charging transaction fees. What's the plan?

Dee Choubey: Sure. Well, first of all, thanks for having me. MoneyLion is for the hard-working American here in the United States. If you take a step back, 87% of Americans still have never touched cryptocurrencies. Our approach is to make it really educational and then build it into everyday transactions, like round ups. Every time you use MoneyLion's digital banking solution, you can round up into Bitcoin or Ethereum.

For the first time investor, if you think about the mass market here in the United States, it's a really compelling opportunity and value proposition that you can dollar cost average. You guys have been pointing out the volatility of cryptocurrency assets. It's really important for first time investors to get acquainted with the inherent volatility that's embedded into these asset classes.

Maria: Dee, are you worried about going public through a SPAC this week, not only because we see the market volatility being really bad this week, but also because we have seen those post-merger blues that other high growth companies have gone through?

Dee: Yes. Look, going public via SPAC or IP or direct listing for us is-- At the end of the day, we're very confident in what MoneyLion is going to be delivering to shareholders, our employees, and to our customers at the end of the day. In the long run, we believe we're building a very sustainable real business that has an incredible growth trajectory. In FinTech in the United States, there are significant tailwinds. We're in the early innings of digital transformation. How you go public is less important, and more important for us is the confidence in the plan that we've put out into the market.

It's been a long process to just get through the de-SPAC process, but now we're in a great position to really transform our business model and really change the way a digital bank, a virtual bank, a physical bank, however, you want to put it, makes money in the next two to five years with changing consumer demand and changing consumer needs.

Maria: There has been a few hiccups, of course, this week, market volatility even aside, but we saw Fusion shares falling after they voluntarily added those disclosures. Are you confident that the dust has settled enough over that to not meaningfully impact the way forward for this listing?

Dee: Yes. As you know, the way that a SPAC usually works is it's really three transactions. It's a merger. It's a private placement, so we're very confident and we're very enthused by the investors that are in our pipe. We've had conversations with all of them. I think they all are taking a long-term view on where the consumer demand will be in one year, in two years or three years. Really, the vehicle allows investors to take a long-term view on emerging trends, emerging technologies, and emerging ways for consumers to interact with products.

With that said, the investors who are supporting us through the de-SPAC process really understand that while there may be short-term volatility, it's really the long-term fundamentals of the systemic changes that they're backing by backing MoneyLion and our sponsor.

Maria: Your co-founder is Malaysian. In fact, you have an office in KL. I'm wondering what the priorities are outside of the US and where you see growth in Asian markets.

Dee: We founded the business in 2013. You're 100% right. Our co-founder's Chinese-Malaysian. We started that office in KL with a few engineers, and it's blossomed to over 220 engineers now in data science, artificial intelligence. In fact, in all of ASEAN, if right out of college or if aspiring folks are looking for a high-tech, artificial intelligence machine-learning job, they come work for us in KL. It's an amazing team.

We're going to be using the foothold we have with the team in the region really to expand in the future. Right now, it's a US-focused business. We're focused on the hardworking American, but over time, we'll certainly be looking at opportunities to use a foothold in Malaysia. We're very excited about ASEAN, I think some of the trends that we see here in the United States in terms of digital transformation will also play out in the Southeast Asian regions as well. From a population dynamics perspective, from the adoption of mobile devices to acceptance of FinTech, I think there's an incredible opportunity to grow in the future in Southeast Asia.

Maria: How are you factoring in potentially more regulation as well as competition?

Dee: Sure. We're built for both of them. We started the business in 2013. We've always taken the view that it has to be a transparent relationship with the regulators. We pride ourselves on a good two-way dialogue here in the States. If you look at the United States, it's really 50 different countries. Each state has its own local financial services regulation. As we look at whether it's ASEAN or other geographies, it's a similar approach, where you have dialogue with the regulators. You take into account some of their policy objectives and ultimately design products that work for the regulators, the consumers, and our own platform.

Maria: Dee, we really appreciate your time this week. Dee Choubey, MoneyLion co-founder and CEO joining us there.

Dee: Thanks, Maria.

Maria: Let's take a look at how we're setting up when it comes to these markets. This--

[00:06:25] [END OF AUDIO]

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About MoneyLion

MoneyLion Inc. (“MoneyLion”) is a mobile banking and financial membership platform that empowers people to take control of their finances. Since its launch in 2013, MoneyLion has engaged with over 8.5 million hard-working Americans and has earned its members’ trust by building a full-service digital platform to deliver mobile banking, lending, and investment solutions. From a single app, members can get a 360-degree snapshot of their financial lives and have access to personalized tips and tools to build and improve their credit and achieve everyday savings. MoneyLion is headquartered in New York City, with offices in Sioux Falls and Kuala Lumpur, Malaysia. MoneyLion has achieved various awards of recognition including the 2020 Forbes FinTech 50, Aite Group Best Digital Wealth Management Multiproduct Offering, Finovate Award for Best Digital Bank 2019, Benzinga FinTech Awards winner for Innovation in Personal Finance 2019 and the Webby Awards 2019 People’s Voice Award.

For more information about the company, visit www.moneylion.com. For investor information and updates, visit www.moneylion.com/investors and follow @MoneyLionIR on Twitter.

About Fusion Acquisition Corp.

Fusion Acquisition Corp. (“Fusion”) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Fusion was founded by and is led by CEO John James (who also stands behind the global fintech, BetaSmartz, as well as co-founding emerging opportunities investment company, Boka Group), and Chairman Jim Ross (senior advisor to State Street and former Chairman of State Street Global Advisors SPDR ETFs). For more information, visit fusionacq.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the Business Combination between MoneyLion and Fusion; the impacts of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the shareholders of MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K/A for the fiscal period ended December 31, 2020 and registration statement on Form S-4, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, Fusion filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which was declared effective by the SEC on September 3, 2021. Fusion filed the definitive proxy statement/prospectus with the SEC on September 3, 2021 and mailed it to its stockholders on or about September 8, 2021.  Fusion’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments or supplements thereto because these documents contain important information about Fusion, MoneyLion and the proposed Business Combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Alex Kovtun, (949) 574-3860, FUSE@gatewayir.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.